FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

July 17, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is July 17, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

Hochschild Mining Holdings Limited, a subsidiary of Hochschild Mining plc, has requested the Issuer to exercise its option from the underlying vendor and complete the purchase of the Los Manantiales property twelve months ahead of schedule.  The Issuer has exercised the option and the Los Manantiales property is in the process of being transferred to the Issuer’s Argentinean subsidiary.  HMHL has the option to acquire up to a 70% interest in Los Manantiales from the Issuer.

Item 5.	Full Description of Material Change

Hochschild Mining Holdings Limited (“HMHL”), a subsidiary of Hochschild Mining plc (LSE: HOC), has requested the Issuer to exercise its option from the underlying vendor (Stenfield Minera S.A.) and complete the purchase of Los Manantiales property (formerly “Mina Angela”) twelve months ahead of schedule.

HMHL elected to make both the USD 150,000 payment due April 25, 2007 and the final payment of USD 150,000 due April 25, 2008 to complete the purchase of the property.  The Issuer has exercised the option, and has consequently acquired a 100% interest in the project, subject to a 1% NSR in favour of Stenfield Minera and the option granted to HMHL.  The applicable concessions are in the process of being transferred to Cardero Argentina, S.A. which will, in turn, contribute them to a new Argentinean joint venture company jointly owned with HMHL.  As project operator, HMHL will commence an exploration program in third quarter 2007.

Under the terms of the option agreement between Issuer and HMHL, HMHL may earn an initial 60% interest in Los Manantiales by incurring an aggregate of USD 3,500,000 in expenditures over a 4 year period (which includes the payments to the underlying vendor).  Upon HMHL having earned its interest, the Issuer may elect to either participate at the 40% interest level, or request HMHL to fund the preparation of a bankable feasibility study and thereby earn an additional 10% interest in the joint venture.  Following the formation of the joint venture and the completion of its earn-in requirements by HMHL, each participant is responsible for funding its share of joint venture expenditures, and failure to do so will result in dilution under standard industry terms.

Project Overview

Mineralization at Los Manantiales consists of epithermal vein systems hosted by a Jurassic volcanic sequence.  Production took place on selected veins between 1978 and 1992.  Mineralization remains open at depth.

In 1997 and 1998, Lonrho Mining discovered a new vein system, referred to as “El Sahuel”.  Based on very limited testing, the best drill intersection obtained was 1.36 metres grading 40.65 g/t gold, 1,773 g/t silver, 1.79% lead, 0.23% copper and 10.06% zinc at a vertical depth of 65 metres below surface.  Another hole drilled on the system intersected a second vein approximately 65 metres to the west which returned 2 metres averaging 6.69 g/t gold, 240 g/t silver, 0.52% lead, 0.04% copper and 2.19% zinc.  Geophysics indicates that the vein system has a potential strike length of 1.6 kilometres.  The system is presently poorly delineated and remains open along strike and at depth.  The foregoing information pre-dates the implementation of NI 43-101 and should therefore not be considered to be 43-101 compliant.

About Hochschild Mining plc

Hochschild Mining plc (HOC.L for Reuters/HOC LN for Bloomberg) is a publicly held company listed on the London Stock Exchange.  Hochschild is a leading precious metals company with a primary focus on the exploration, mining, processing and sale of silver and gold.  Hochschild currently operates four underground epithermal vein mines, three located in southern Peru and one in southern Argentina.  Hochschild also has two advanced stage development projects, one in each of Mexico and Peru and one early stage development project in Mexico.  In addition, Hochschild has over twenty long-term prospects throughout Latin America and has over forty years experience in the mining of precious metal epithermal vein deposits.  For further information please visit www.hochschildmining.com.

The information in this material change report concerning Los Manantiales property and the option/joint venture between the Issuer and HMHL has been provided by, and is being made on behalf of, the Issuer.  Such information is not being made by or on behalf of Hochschild Mining plc.  Neither Hochschild Mining plc nor any of its subsidiaries assumes any responsibility for the truthfulness of any such statement.

EurGeol Dr. Mark D Cruise, the Issuer’s Vice President, Business Development and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this material change report.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration programs and the results thereof, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s Los Mantantiales Gold property, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital or to be fully able to implement its business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President – Business Development

Business Telephone No.:  (604) 408-7488 Ext. 229

Item 9.	Date of Report

August 1, 2007